HEALTH ANTI-AGING LIFESTYLE OPTIONS, INC.
Suite 490-580 Hornby Street
Vancouver, BC. Canada V6C 3B6
Tel: (604) 687-6991 Fax: (604) 684-0342

August 12, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Rufus Decker

Re:	Health Anti-Aging Lifestyle Options, Inc.
Form 10-K for the Year Ended December 31, 2007
File No. 0-50068

Dear Mr. Decker:

With reference to your letter of July 21, 2008 we will be amending our filing and will file the amended Form 10-K for fiscal year ended December 31, 2007 via the Edgar filing system.

The amendment to Form 10-K is being filed to (i) amend certain disclosure contained in Part II, Item 9A(T) of the Original Form 10-K to include the required management’s assessment report on the effectiveness of the Company’s internal control over financial reporting , as required by Item 308T(a) of Regulation S-K; (ii) disclose any change in the Company’s internal control over financial reporting during the last fiscal quarter in accordance with Item 308(c) of Regulation S-B and (ii) reflect the re-filing of the Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601 (b)(31) of Regulation S-K.

We have provided our response to the comments raised in your letter of July 21, 2008 below as follows:

1.      It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

     If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

Management has performed its assessment of internal control over financial reporting for the period ended December 31, 2007 and has amended the Form 10-K as seen in “Part II-Item 9A- Controls And Procedures”, to include the required management’s report on internal control over financial reporting.

2.      In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Management’s failure to complete its report on internal control over financial reporting did impact it’s conclusions regarding the effectiveness of the Company’s disclosure controls and procedures as certain deficiencies involving internal controls were recognized as a result of management assessment. However, it has been concluded that those deficiencies involving internal controls; only if aggregated; may constitute a material weakness. The deficiencies identified did not result in the restatement of any previously reported financial statements or any other related financial disclosure, nor does management believe that it had any effect on the accuracy of the Company’s financial statements for the current reporting period.

The amendment to the Annual Report of Form 10-K has been revised under “Part II- Item 9A – Management’s Report on Internal Control over Financial Reporting” to disclose the deficiencies involving internal controls that were recognized as a result of management’s assessment and the corrective actions that the Company intends to undertake to correct those deficiencies as seen under "Changes in Internal Control Over Financial Reporting".

3.      Please disclose any change in your internal control over financial reporting during the last fiscal quarter in accordance with Item 308(c) of Regulation S-B.

“Item 9A. Controls And Procedures” - in the Annual report on Form 10-K for the period ended December 31, 2007 has been amended to disclose any changes in the Company’s internal control over financial reporting during the last fiscal quarter.

The amendment to Form 10-K reads:

“Changes in Internal Control Over Financial Reporting”

We have also established and evaluated our internal control over financial reporting, and there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation. Nor have there have been any changes in our internal control over financial reporting during the last fiscal quarter, however, we do intend to implement the following:

1.	Our Board of Directors will nominate an audit committee and audit committee financial expert.

2.

We will appoint additional personnel to assist with the preparation of our financial statements; which will allow for proper segregation of duties, as well as additional manpower for proper documentation.

3.

We will engage in a thorough review and restatement of our information technology control procedures, in addition to procurement of all hardware and software that will enable us to maintain proper backups, access, control etc.

4.      Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

The certifications attached with the amended filing have been revised to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

      In furtherance, the Company would like to acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that we have adequately addressed all of the comments as raised.

Yours truly,

HEALTH ANTI-AGING LIFESTYLE OPTIONS, INC.

BRUCE SCHMIDT
Bruce Schmidt
Principal Executive Officer